UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

DURECT CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
266605104
(CUSIP Number)
DECEMBER 31, 2009
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	266605104

1.	NAME OF REPORTING PERSONS Venrock Healthcare Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑[1]
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		3,757,159

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,757,159

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,757,159

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.3%[2]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Venrock Healthcare Capital Partners, L.P., Venrock Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for purposes of this Schedule 13G.
2 This percentage is calculated based upon 86,748,668 shares of the Issuer’s common stock outstanding as of October 30, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2009.

CUSIP No.	266605104

1.	NAME OF REPORTING PERSONS Venrock Co-Investment Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑[1]
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		687,285

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		687,285

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	687,285

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%[2]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
1 Venrock Healthcare Capital Partners, L.P., Venrock Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for purposes of this Schedule 13G.
2 This percentage is calculated based upon 86,748,668 shares of the Issuer’s common stock outstanding as of October 30, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2009.

CUSIP No.	266605104

1.	NAME OF REPORTING PERSONS VHCP Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑[1]
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,444,444[2]

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		4,444,444[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,444,444[2]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%[3]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
1 Venrock Healthcare Capital Partners, L.P., Venrock Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for purposes of this Schedule 13G.
2 Consists of 3,757,159 shares of common stock owned by Venrock Healthcare Capital Partners, L.P. and 687,285 shares of common stock owned by Venrock Co-Investment Holdings, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of Venrock Co-Investment Holdings, LLC.
3 This percentage is calculated based upon 86,748,668 shares of the Issuer’s common stock outstanding as of October 30, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2009.

CUSIP No.	266605104

1.	NAME OF REPORTING PERSONS Hove, Anders

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑[1]
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,444,444[2]

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		4,444,444[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,444,444[2]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%[3]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Venrock Healthcare Capital Partners, L.P., Venrock Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for purposes of this Schedule 13G.
2 Consists of 3,757,159 shares of common stock owned by Venrock Healthcare Capital Partners, L.P. and 687,285 shares of common stock owned by Venrock Co-Investment Holdings, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of Venrock Co-Investment Holdings, LLC.
3 This percentage is calculated based upon 86,748,668 shares of the Issuer’s common stock outstanding as of October 30, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2009.

CUSIP No.	266605104

1.	NAME OF REPORTING PERSONS Roberts, Bryan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑[1]
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,444,444[2]

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		4,444,444[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,444,444[2]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%[3]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Venrock Healthcare Capital Partners, L.P., Venrock Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for purposes of this Schedule 13G.
2 Consists of 3,757,159 shares of common stock owned by Venrock Healthcare Capital Partners, L.P. and 687,285 shares of common stock owned by Venrock Co-Investment Holdings, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of Venrock Co-Investment Holdings, LLC.
3 This percentage is calculated based upon 86,748,668 shares of the Issuer’s common stock outstanding as of October 30, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2009.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Healthcare Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP LP”), Venrock Co-Investment Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“Venrock Co-Investment”), Venrock Management, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management” and collectively with VHCP LP and Venrock Co-Investment, the “Venrock Entities”), Anders Hove and Bryan Roberts in respect of Common Stock of Durect Corporation.

Item 1.
(a)	Name of Issuer
Durect Corporation
(b)	Address of Issuer’s Principal Executive Offices
2 Results Way
Cupertino, CA 95014

Item 2.
(a)	Name of Person Filing
Venrock Healthcare Capital Partners, L.P.
Venrock Co-Investment Holdings, LLC
VHCP Management, LLC
Anders Hove
Bryan Roberts
(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:	Cambridge Office:

530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway
22nd Floor	Palo Alto, CA 94304	Suite 100
New York, NY 10036		Cambridge, MA 02142
(c)	Citizenship
All entities were organized in Delaware. The individuals are all United States citizens.
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
266605104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
(a)	Amount Beneficially Owned:

Venrock Healthcare Capital Partners, L.P.	3,757,159	(1)
Venrock Co-Investment Holdings, LLC	687,285	(2)
VHCP Management, LLC	4,444,444	(3)
Anders Hove	4,444,444	(3)
Bryan Roberts	4,444,444	(3)
Percent of Class:

Venrock Healthcare Capital Partners, L.P.	4.3%
Venrock Co-Investment Holdings, LLC	0.8%
VHCP Management, LLC	5.1%
Anders Hove	5.1%
Bryan Roberts	5.1%
Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	3,757,159	(1)
Venrock Co-Investment Holdings, LLC	687,285	(2)
VHCP Management, LLC	0
Anders Hove	0
Bryan Roberts	0
(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	0
Venrock Co-Investment Holdings, LLC	0
VHCP Management, LLC	4,444,444	(3)
Anders Hove	4,444,444	(3)
Bryan Roberts	4,444,444	(3)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	3,757,159	(1)
Venrock Co-Investment Holdings, LLC	687,285	(2)
VHCP Management, LLC	0
Anders Hove	0
Bryan Roberts	0
(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	0
Venrock Co-Investment Holdings, LLC	0
VHCP Management, LLC	4,444,444	(3)
Anders Hove	4,444,444	(3)
Bryan Roberts	4,444,444	(3)

(1)	These shares are owned directly by Venrock Healthcare Capital Partners, L.P. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P.

(2)	These shares are owned directly by Venrock Co-Investment Holdings, LLC. VHCP Management, LLC is the manager of Venrock Co-Investment Holdings, LLC.

(3)	These shares are owned directly as follows: 3,757,159 shares by Venrock Healthcare Capital Partners, L.P.; and 687,285 by Venrock Co-Investment Holdings, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of Venrock Co-Investment Holdings, LLC. Messrs. Hove and Roberts are the managing members of VHCP Management, LLC.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
The identities of each of the Venrock Entities and Messrs. Hove and Roberts are stated in Item 2(a).

Item 9.	Notice of Dissolution of a Group
Not Applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2010

Venrock Healthcare Capital Partners, L.P.			Venrock Co-Investment Holdings, LLC

By:	VHCP Management, LLC, its General Partner		By:	VHCP Management, LLC, its Manager

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Title:	Authorized Signatory		Title:	Authorized Signatory

VHCP Management, LLC
By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Title:	Authorized Signatory

/s/ David L. Stepp, as attorney-in-fact
Anders Hove

/s/ David L. Stepp, as attorney-in-fact
Bryan Roberts

EXHIBITS
A:	Joint Filing Agreement

B:	Power of Attorney for Anders Hove

C:	Power of Attorney for Bryan Roberts